

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Gerardo I. Lopez
Chief Executive Officer, President and Director
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re:** **AMC Entertainment Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2013**
> **File No. 333-190904**

Dear Mr. Lopez:

We have reviewed your response to our letter dated September 26, 2013 and have the following additional comments.

Prospectus Cover Page

1. Please remove the headings "Joint Book-Running Managers" and "Co-Managers."

Our Competitive Strengths, page 8

Experienced and Dynamic Team, page 9

2. We note your response to our prior comment 10. Please explain to us in detail why you do not believe the revised employment agreements with members of your management and the revised stock-based compensation arrangements are not considered attributable to the offering since you disclose that you anticipate that you will enter them in connection with the offering. Assuming a satisfactory response, please revise the discussion on page 9 to clarify. In addition, in the event these revised agreements are expected to have a material impact on your results of operations and they are finalized prior to your planned public offering, please revise the pro forma financial information included on pages 40-47 of the registration statement to include pro forma adjustments giving effect to these revised compensation arrangements. Please note that if they are expected to have a material effect on your results of operations, we believe they should be reflected in pro forma adjustments irrespective of whether or not they are directly attributable to your planned public offering.

The Reclassification, page 11

3. We note the changes that have been made to page 17 in response to our prior comment 13 but do not believe your revisions are fully responsive. Please revise to include a pro forma balance sheet alongside your historical balance sheet as of the latest interim period presented in your financial statements on page F-4 to give effect to the changes in your capitalization that will occur as a result of the Reclassification.

4. We note your response to our prior comment 14. To the extent that the "Reclassification" will effectively result in a stock dividend or split, please revise your historical earnings per share and related disclosures throughout the registration statement for all periods presented in your financial statements to give effect to this stock dividend or split. Refer to the guidance in SAB Topic 4:C and ASC 260-10-55-12.

The Offering, page 13

5. We note your response to our prior comment 17. Please clarify in the use of proceeds disclosure on page 14 that you have not made a definitive determination of how you will allocate the proceeds of the offering and do not anticipate doing so prior to completion of the offering.

Use of Proceeds, page 34

6. We note your response to our prior comments 17 and 18. In light of your revised disclosure that you have not made a definitive determination of how you intend to allocate the net proceeds of the offering and do not anticipate doing so prior to completion of the offering, please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Capitalization, page 36

7. Please revise your capitalization table to include a column which separately shows the effects of the Reclassification transaction on your capitalization prior to the effects of your planned public offering.

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 42

8. Once you have determined the number of Class A and Class B shares of common stock that holders of Class A Common Stock and Class N Common Stock will receive pursuant to the Reclassification, please revise your pro forma balance sheet and earnings per share to give effect to this change in capital structure and revise the notes to the pro forma financial information to explain the nature and terms of this change in capital structure. The notes to your pro forma financial statements should also explain how any changes in weighted average shares outstanding were calculated or determined.

9. Please revise to disclose the number of shares expected to be issued in the offering and the expected public offering price.

10. We note the changes that have been made to footnote (4) in response to our prior comment number 25. Please revise footnote (4) to also disclose how you calculated the pro forma amount for the transition period of $21,223,000. As part of your revised disclosure, please indicate the period over which the unfavorable lease amount recognized in connection with the merger of $133,064,000 is being amortized to expense.

11. We note from your response to our prior comment 27 that the gross carrying amount of your amortizable intangible assets declined in part due to a decline in the gross carrying amount of management contracts of $30,710,000. Given the gross carrying value of such intangible assets prior to the August merger transaction, please explain to us in further detail why only $4,690,000 of the purchase price was assigned to this category of intangible assets in connection with the merger transaction.

12. In addition, based on your revised disclosures in footnote (7), we are unable to determine how the adjustment decreasing amortization expense by $2,370 was calculated or determined. Please clearly explain in footnote (7) the significant assumptions that were used to calculate this pro forma adjustment.

13. We note the changes made to footnote (8) in response to our prior comment 29 but are still unable to determine how you calculated pro forma amortization of the premium on your debt of $9,849,000 for the Transition period. Please provide us with your computation of pro forma amortization of the debt premium for this period.

Operating Results for the Unaudited Pro Forma Transition Period ended December 31, 2012

14. We note the changes that have been made to MD&A in response to our prior comment number 32 and note that you have now provided a comparative discussion of your pro forma results of operations for the period from March 30, 2012 through December 31, 2012 with your results for the thirty nine weeks ended December 29, 2011. Please revise your discussion of your pro forma results of operations for the period from March 30, 2012 through December 31, 2012 to explain the nature and amounts of the pro forma adjustments that have been reflected in your pro forma results of operations for this period. Also, please note that your discussion of your pro forma results of operations should be limited to your income from continuing operations pursuant to the guidance outlined in Rule 11-02(b)(5) of Regulation S-X and should not discuss earnings from discontinued operations on a pro forma basis.

15. Also, as Item 303 of Regulation S-K requires a discussion of the historical periods presented in your consolidated statement of operations (i.e., from inception August 31, 2012 through December 31, 2012 and from March 30, 2012 through August 30, 2012) please revise to include a discussion of your historical results of operations for each of

these periods. This discussion should be presented prior to the discussion provided for the transition period from March 30, 2012 through December 31, 2012.

Liquidity and Capital Resources, page 82

Cash Flows from Operating, Investing and Financing Activities

16. Please revise your discussion of cash flows from operating, investing and financing activities to eliminate the combined presentation of cash flows for the "Transition" period which includes the periods prior and subsequent to the merger transaction on August 30, 2012. As noted in our prior comment 32, we do not believe it is appropriate to combine financial statement information for periods prior and subsequent to the merger transaction due to the change in basis that occurred as a result of the application of push down accounting.

Business, page 88

17. We note your response to our prior comment 41. Please disclose the substance of your response in the third paragraph on page 88.

Compensation Discussion and Analysis, page 111

Base Salaries, page 111

18. We note your response to our prior comment 112. Please clarify, if true, that to the extent you obtain third-party compensation data, you use this data to obtain a general understanding of current compensation practices. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 118.05.

AMC Entertainment Holdings, Inc. Financial Statements

Consolidated Balance Sheets, pages F-4 and F-31

19. We note the changes that have been made to your consolidated balance sheets in response to our prior comment 49. Please tell us and revise the notes to your interim and audited financial statements to explain how you calculated or determined the amount that has been reflected as mezzanine equity at both June 30, 2012 and December 31, 2012. Also, please revise the notes to your interim and audited financial statements to provide the disclosures required by ASC 250-10-50-7 with respect to the revisions made to your interim and audited financial statements in connection with the reclassification of the redeemable shares to mezzanine equity.

20. In a related matter, we note from the disclosure added on page F-79 that each share of Class N Common Stock is expected to automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an

Initial Public Offering. Please tell us and revise the disclosure in the notes to your financial statements to explain whether the contingent redemption feature associated with these shares will continue to exist following the conversion of such shares into Residual Common Stock. If the contingent redemption feature will be eliminated in connection with your planned public offering, please revise to include a pro forma balance sheet alongside your historical balance sheet as of the latest interim period presented giving effect to the elimination of the contingent redemption feature and the related reclassification of such shares to permanent equity.

Note 1. Basis of Presentation, page F-6

Out of Period Adjustments, page F-7

21. We note your responses to our prior comments 52 and 53 and the materiality analysis that management has provided in response. In light of the significant materiality of the errors identified to your earnings (loss) from continuing operations and your net earnings (loss) for the period from August 31, 2012 through December 31, 2012 and for the six month period ended June 30, 2013, we continue to believe that the errors to your deferred tax valuation allowance and your provision for income taxes should be corrected in the periods to which the errors relate rather than during the six month period ended June 30, 2013. Although your response and your materiality analysis indicates that Adjusted EBITDA was not impacted as a result of the errors or their related correction, we do not believe that this is the only factor that is relevant to the users of your financial statements included in your registration statement since Adjusted EBITDA is a non-GAAP measure that is not reflected in your consolidated financial statements. Because the errors relate to amounts reported in your financial statements, we believe the materiality of the errors also needs to be evaluated in the context of the amounts reported in your consolidated financial statements and it appears such adjustments are material in such context. Accordingly, please revise your financial statements for the period from August 31, 2012 through December 31, 2012 and for the six months ended June 30, 2013 to correct the errors in your deferred tax asset valuation allowance and your related provision for income taxes in the appropriate periods.

Note 2. Merger, pages F-9 and F-47

22. We note your response to our prior comment 61 but do not believe that you have adequately addressed the concerns that were raised in our prior comment. Although your response indicates that you utilized the guidance in ASC 805-20-55-50 and 51 to determine when the costs that were contingent on consummation of the business combination should be recognized, we do not believe that this guidance is applicable to your circumstances since this literature relates to contractual termination benefits and curtailment losses rather than to acquisition-related costs that are contingent upon completion of the acquisition. Accordingly, we continue to believe that the acquisition related costs should be expensed in the period in which the costs were incurred and any related services were received, by the entity that incurred the costs, pursuant to the

guidance in ASC 805-10-25-23. Accordingly, please revise your financial statements to reflect these costs as expenses in your financial statements in the period in which they were incurred.

23. Also, please revise Note 2 to explain the nature and amounts of the $32.3 million of contingent transaction costs. Your revised disclosures should be presented in a level of detail consistent with that noted in your response to our prior comment 61.

Revenues, page F-38

24. We note the changes that have been made to MD&A and Note 1 on page F-38 in response to our prior comment   36. We also note the preferability letter from your independent registered public accountant that has been provided as exhibit A to your response. Given that the change in recognizing gift card revenue from the remote to the proportional method represents a change in accounting principle, please explain to us and in Note 1 why you did not apply this change in accounting principle on a retrospective basis to all periods presented in your financial statements pursuant to the guidance outlined in ASC 250-10-45. Furthermore, if this change in accounting principle was not made retrospectively because it was impracticable to do so, please explain in detail why you believe it was impracticable to do to.

25. In a related matter, we note that this change in accounting principle was made during the fourth quarter of fiscal 2012. Please explain why this change was not adopted during the first interim period of your fiscal year pursuant to the guidance in ASC 250-10-45-16.

26. In addition, please revise Note 1 to your financial statement to explain why management believes proportional method is preferable. Refer to the disclosure requirements outlined in ASC 250-10-50-1.

Note 2. Merger, pages F-9 and F-47

27. We note the changes made to Note 2 in which you indicate that Wanda invested $700,000,000 in exchange for 1,338,048 shares of Class A common stock and members of management invested $1,811,000 in exchange for 3,497 shares of Class N common stock. Please explain why there was a difference in the price paid per share by Wanda and the members of management in exchange for their acquisition of Class A and Class N common shares. If the fair value of the shares acquired was different due to differences in the rights and privileges associated with the Class A and Class N shares, please explain why. Also, please explain why the purchase price for the Class N shares acquired by management was structured so that the management investment was equal to 50% of the after tax amount received by the applicable members of management with respect to equity awards outstanding at the time of the merger.

28. Given the significant amount of goodwill recognized in connection with the merger transaction, please revise footnote (3) in Note 2 to provide a more robust discussion regarding the qualitative factors that make up the goodwill recognized such as expected synergies from combining operations of the acquirer and acquiree, intangible assets that do not qualify for separate recognition or other factors. Refer to the guidance outlined in ASC 805-30-50.

29. We note the changes that have been made to Note 2 in response to our prior comment but do not believe the revisions made were fully responsive. As previously requested, please revise footnote (7) in Note 2 to explain how you calculated or determined the fair value of the deferred revenues associated with the exhibitor services agreement with NCM.

Note 4 – Discontinued Operations, page F-49

30. We note from your response to our prior comment 62 that one of the components included in your calculation of the gain on the sale and closure of theatres in Canada and the UK was the recognition of cumulative translation losses included in accumulated other comprehensive income in the amount of $(11,069,000). Please explain why no adjustment for the recognition of these cumulative translation losses has been reflected in your consolidated statement of changes in shareholder's equity for the period included on page F-33. Please advise or revise as appropriate.

31. Also, please revise your disclosure in Note 4 to describe in further detail how the Company calculated or determined the amount of the gain recognized in connection with the sale and closure of these theaters in Canada and the UK. Your revised disclosure should also explain that you were relieved of future lease payment obligations as a result of your sale or closure of the theatres and should be presented in a level of detail similar to that provided in your response to our prior comment.

National CineMedia LLC Financial Statements

Note 11. Derivative Instruments and Hedging Activities, page F-134

32. We note your response to our prior comment 69. As requested in our prior comment, please revise Note 11 to explain how you accounted for the breakage fees of $40.2 million and $23.2 million that were paid in April and November of 2012. Your revised disclosure should be in a level of detail consistent with your response to our prior comment.

Other

33. Please update the financial statements and related disclosures as necessary to comply with the requirements of Rule 3-12 of Regulation S-X.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director